BIOXYTRAN, INC

233 Needham Street

Newton, MA 02464

617-454-1199

February 12, 2019

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re: BIOXYTRAN, INC.

Amendment No. 2 to Amendment No. 1 to the Registration

Statement on Form S-1

Filed February 1, 2019

File No. 333-228602

Dear Ms. Bednarowski and Mr. King:

This letter is being written by Bioxytran, Inc. (the “Company”) in order to respond to the comment letter, dated February 1, 2019 regarding the above-captioned filing of the Company. Please note that, for the Staff’s convenience, we have reproduced each of the Staff’s comments and the Company’s response to each comment follows immediately thereafter.

Prospectus Summary

Company Overview, page 1

1. We note your response to comment 3. On pages 2, 38 and 50, you state that “[a]t $2,350,000, [you] can repay the Auctus Note .. . . but funding at that level will delay the development of [your] technology and business.” This statement appears to be inconsistent with your statements on pages 2, 5, 38, 50, 51 and 86 that if you raise $2,350,000 in this offering you will be able to repay the Auctus Note and fund your planned operations over the next 15 months, presumably without the aforementioned delay. Please revise for clarity and consistency.

Response:

The Company has revised the Prospectuses on pages 2, 5, 38, 50, 51 and 86 to reflect the Staff’s comments.

Division of Corporation Finance

Office of Healthcare & Insurance

February 12, 2019

Use of Proceeds, page 25

2. We note your response to comment 11. Please disclose how you intend to allocate the proceeds for each purpose assuming different amounts of proceeds raised. In this regard, we note that you have disclosed how you would use the proceeds if you raise $2,350,000. In addition, please disclose an estimate of how far in the development of your product candidates you expect to reach with the allocated proceeds.

Response:

The Company has revised the Prospectuses on page 25 to reflect the Staff’s comments.

Description of Business

Business Developments, page 32

3. We note your response to comment 16. On page 34 you state that you expect to file an IND application with the FDA for the treatment of adults in early stages of stroke and that your drug candidate is being developed for the management of patients with cardiovascular ischemia or hypoxia of the brain. However, you also state that you plan to conduct pilot trials of BXT-25 to assess the potential of several ischemia indications including wound healing and brain injury before committing funding for advanced trials and that the trials will help you to select a lead indication. Please revise your disclosure throughout your prospectus to clarify when you intend to begin pre-clinical trials of BXT- 25 and BXT-252 and which indications you intend to include in the IND or INDs that plan to you submit to the FDA in 2020 for BXT-25 and/or BXT-252. If you have not yet selected an indication or indications for your planned IND or INDs, please clearly disclose this.

Response:

The Company has revised the Prospectuses to reflect the Staff’s comments. Please note that the Company has removed references to BXT-252 as it is a compound that may be developed for an additional indication in the event that BXT-25 receives approval in Phase I trials from the Food and Drug Administration which is the case for all other compounds that may be developed by the Company in the future.

Director and Executive Compensation, page 39

4. Please update your executive compensation disclosure to reflect your most recently completed fiscal year.

Response:

The Company has revised the Prospectuses on pages 32 and 87 to reflect the Staff’s comments.

Division of Corporation Finance

Office of Healthcare & Insurance

February 12, 2019

Plan of Distribution

Terms of the Offering, page 44

5. Your disclosure on page 44 that the offering will continue for a period not to exceed 180 days is inconsistent with your disclosure on page 3 that the offering will terminate 12 months from the date the registration statement is effective unless otherwise terminated early by the company. Similarly, your disclosure on page 94 that “[you] agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect” is inconsistent with your disclosure on page 49 that the offering “will terminate 12 months from the effective date of this registration statement unless terminated earlier by the Company.” Please revise for consistency.

Response:

The Company has revised the Prospectuses to reflect the Staff’s comments.

Exhibits and Financial Statement Schedules

Exhibit 5.1, page II- 3

6. Please have counsel revise its opinion to opine upon all of the shares offered by the selling shareholders. In this regard, we note that the opinion refers to 3,285,821 Selling Shareholders Shares. However, it appears that the selling shareholders are offering 3,494,154 shares of common stock.

Response:

The Company’s counsel has revised its opinion to reflect the Staff’s comments.

Yours Sincerely,

BIOXYTRAN, INC.

By:	/s/ Dr. David Platt
Name: Dr. David Platt
Title: Chief Executive Officer